UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

549333201

(Cusip Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,243,016
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,243,016
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,243,016
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,243,016
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,243,016
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,243,016
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,825,149
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,825,149
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Energy Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,825,149
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,825,149
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ironman Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,825,149
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,825,149
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 549333201	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Bryan Dutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,825,149
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,825,149
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Ironman Energy Master Fund, a Texas general partnership (the “Master Fund”), Ironman Energy Capital, L.P., a Delaware limited partnership (“Ironman Capital”), Ironman Energy Capital (QP), L.P., a Texas limited partnership (“Ironman Capital QP”), Ironman Energy Partners, L.P., a Texas limited partnership (“Ironman Energy”), Ironman Energy Partners II, L.P., a Texas limited partnership (“Ironman Energy II”), Ironman Capital Management, LLC, a Texas limited liability company (“Ironman Management”), and G. Bryan Dutt (“Mr. Dutt” and, collectively with the Master Fund, Ironman Capital, Ironman Capital QP, Ironman Energy, Ironman Energy II and Ironman Management, the “Reporting Persons”), relating to Common Stock, $0.001 par value (the “Common Stock”), of Lucas Energy, Inc., a Nevada corporation (the “Issuer”), purchased by the Master Fund and another private investment fund managed by Ironman Energy II (the “Private Fund” and together with the Master Fund, the “Funds”).

Ironman Capital and Ironman Capital QP are the general partners of the Master Fund. Ironman Energy is the general partner of Ironman Capital, Ironman Capital QP and the Private Fund. Ironman Energy II is the investment manager of the Funds. Ironman Management is the general partner of Ironman Energy and Ironman Energy II. Mr. Dutt is the managing member of Ironman Management.

Item 1(a)	Name of Issuer.

Lucas Energy, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3555 Timmons Lane

Suite 1550

Houston, Texas 77027

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

The Reporting Persons are:

Ironman Energy Master Fund, a Texas general partnership;

Ironman Energy Capital, L.P., a Delaware limited partnership;

Ironman Energy Capital (QP), L.P., a Texas limited partnership;

Ironman Energy Partners, L.P., a Texas limited partnership;

Ironman Energy Partners II, L.P., a Texas limited partnership;

Ironman Capital Management, LLC, a Texas limited liability company; and

G. Bryan Dutt, a United States citizen.

The address of the principal business office of the Reporting Persons is:

2211 Norfolk, Suite 611

Houston, TX 77098

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.

549333201

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Master Fund, Ironman Capital and Ironman Capital (QP) are the beneficial owners of 2,243,016 shares of Common Stock held by the Master Fund. Ironman Energy, Ironman Energy II, Ironman Management and Mr. Dutt are the beneficial owners of 2,825,149 shares of Common Stock held by the Funds. Ironman Capital and Ironman Capital QP may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the general partners of the Master Fund. Ironman Energy may be deemed to beneficially own the shares of Common Stock held by the Funds as a result of being the general partner of Ironman Capital, Ironman Capital QP and the Private Fund. Ironman Energy II may be deemed to beneficially own the shares of Common Stock held by the Funds as a result of being the investment manager of the Funds. Ironman Management may be deemed to beneficially own the shares of Common Stock held by the Funds as a result of being the general partner of Ironman Energy and Ironman Energy II. Mr. Dutt may be deemed to beneficially own the shares of Common Stock held by the Funds as a result of being the managing member of Ironman Management.

(b)	The Master Fund, Ironman Capital and Ironman Capital (QP) are the beneficial owners of 7.5% of the outstanding shares of Common Stock, and Ironman Energy, Ironman Energy II, Ironman Management and Mr. Dutt are the beneficial owners of 9.4% of the outstanding shares of Common Stock. These percentages are determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons as described above, by 29,903,083, the number of shares of Common Stock issued and outstanding as of November 7, 2013, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

(c)	The Master Fund, Ironman Capital and Ironman Capital (QP) may direct the vote and disposition of the 2,243,016 shares of Common Stock held by the Master Fund. Ironman Energy, Ironman Energy II, Ironman Management and Mr. Dutt may direct the vote and disposition of the 2,825,149 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated January 13, 2014, by and among Ironman Energy Master Fund, Ironman Energy Capital, L.P., Ironman Energy Capital (QP), L.P., Ironman Energy Partners, L.P., Ironman Energy Partners II, L.P., Ironman Capital Management, LLC, and G. Bryan Dutt.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2014

IRONMAN ENERGY MASTER FUND

By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY CAPITAL, L.P.
By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY CAPITAL (QP), L.P.

By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY PARTNERS, L.P.

By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN ENERGY PARTNERS II, L.P.

By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

IRONMAN CAPITAL MANAGEMENT, LLC

By:	/s/ G. Bryan Dutt
Name: G. Bryan Dutt
Title: Authorized Signatory

G. BRYAN DUTT

/s/ G. Bryan Dutt